Third Quarter
ending June 30, 2008



WIRELESS2
TECHNOLOGIES INC

WIRELESS2 Technologies Inc.
Consolidated Balance Sheets (Unaudited)
Expressed in Canadian Dollars

	June 30 2008 $	September 30 2007 $
ASSETS		
Current		
Cash	2,285,029	1,659,633
Accounts receivable	257,771	324,273
Holdback receivable	-	555,278
Inventory	392,460	328,964
Prepaids	31,557	27,104
	2,966,817	2,895,252
Property and equipment	23,509	18,295
Other assets	12,966	14,692
	3,003,292	2,928,239
LIABILITIES		
Current		
Accounts payable and accrued liabilities	279,027	331,742
Deferred revenue	13,067	3,648
Loans payable (Note 4)	19,389	19,389
	311,483	354,779
SHAREHOLDERS' EQUIITY		
Share capital	14,500,112	14,500,112
Contributed surplus	401,309	401,309
Cumulative translation adjustment	(252,384)	(279,509)
Deficit	(11,957,228)	(12,048,452)
	2,691,809	2,573,460
	3,003,292	2,928,239

See accompanying notes to consolidated financial statements

On behalf of the Board

"D.H. Blakeway"

D.H. Blakeway
Director

"K.R. Tolmie"

K.R. Tolmie
Director

WIRELESS2 Technologies Inc.
Consolidated Statements of Operations (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2008	2007	**2008**	2007
	$	$	**$**	$
Revenues	**701,244**	713,431	**2,372,310**	2,391,957
Cost of sales	**445,017**	439,733	**1,434,153**	1,430,339
Gross Profit	**256,227**	273,698	**938,157**	961,618
Sales and marketing	**113,830**	143,071	**374,773**	444,903
Depreciation and amortization	**3,327**	4,597	**9,219**	13,590
General and administration	**147,089**	131,076	**408,735**	370,450
Research and development	**37,553**	58,935	**144,537**	185,320
Financing charges	**1,289**	4,745	**4,128**	29,407
Foreign exchange loss (gain)	**(6,104)**	30,188	**8,972**	16,809
	296,984	372,612	**950,364**	1,060,479
Loss before income taxes	**(40,757)**	(98,914)	**(12,207)**	(98,861)
Income taxes	**4,461**	19	**4,863**	480
Net loss from continuing operations	**(45,218)**	(98,933)	**(17,070)**	(99,341)
Income (loss) from discontinued operations	**108,294**	(9,917)	**108,294**	(9,917)
Net Income (Loss)	**63,076**	(108,850)	**91,224**	(109,258)
Loss per share from continuing operations				
Basic and diluted	**($0.00)**	($0.01)	**($0.00)**	($0.01)
Loss per share from discontinued operations				
Basic and diluted	**$0.00**	($0.00)	**$0.00**	($0.00)
Net income (loss) per share				
Basic and diluted	**$0.00**	($0.01)	**$0.00**	($0.01)
Weighted average number of shares				
Basic and diluted	**18,789,892**	18,812,213	**18,789,892**	18,812,213

See accompanying notes to consolidated financial statements

Wireless2 Technologies Inc.
Consolidated Statements of Shareholders' Equity and Comprehensive Loss (Unaudited)
Nine Months Ended June 30, 2008 and 2007

	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Comprehensive Loss $	Total Shareholders' Equity $
Balance at September 30, 2006	14,500,112	401,309	(225,585)	(11,795,914)	-	2,879,922
Foreign currency translation income (loss)	-	-	(30,765)	-	(30,765)	(30,765)
Net loss	-	-	-	(109,258)	(109,258)	(109,258)
Balance at June 30, 2007	14,500,112	401,309	(256,350)	(11,905,172)	(140,023)	2,739,899
Balance at September 30, 2007	14,500,112	401,309	(279,509)	(12,048,452)	-	2,573,460
Foreign currency translation income (loss)	-	-	27,125	-	27,125	27,125
Net income (loss)	-	-	-	91,224	91,224	91,224
Balance at June 30, 2008	14,500,112	401,309	(252,384)	(11,957,228)	118,349	2,691,809

See accompanying notes to consolidated financial statements

WIRELESS2 Technologies Inc.
Consolidated Statements of Cash Flows (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2008	2007	**2008**	2007
	$	$	**$**	$
OPERATING ACTIVITIES				
Loss from continuing operations	**(45,218)**	(98,933)	**(17,070)**	(99,341)
Items not involving cash:				
Depreciation and amortization	**3,327**	4,597	**9,219**	13,590
Foreign exchange adjustment	**2,956**	(53,555)	**23,004**	(29,315)
Non-cash working capital changes (Note 6)	**669,721**	191,184	**510,535**	689,068
Cash flows of continuing operations	**630,786**	43,293	**525,688**	574,002
Cash flows of discontinued operations	**108,294**	(9,917)	**108,294**	(9,917)
	739,080	(33,376)	**633,982**	564,085
INVESTING ACTIVITIES				
Property and equipment acquisitions	**(4,382)**	(6,027)	**(8,586)**	(8,210)
Other assets additions	**-**	-	**-**	(1,885)
	(4,382)	(6,097)	**(8,586)**	(10,095)
FINANCING ACTIVITIES				
Repayment of loans payable	**-**	-	**-**	(109,671)
	-	-	**-**	(109,671)
Net (decrease) increase in cash	**734,698**	27,349	**625,396**	444,319
Cash, beginning of period	**1,550,331**	1,704,771	**1,659,633**	1,287,801
Cash, end of period	**2,285,029**	1,732,120	**2,285,029**	1,732,120
Supplementary Cash Flow Disclosure				
Interest Paid	**-**	-	**-**	-
Income taxes paid	**4,461**	19	**4,863**	480

See accompanying notes to consolidated financial statements

Expressed in Canadian Dollars

1. NATURE OF OPERATIONS

Wireless2 Technologies Inc. (the "Company") through its wholly-owned subsidiary designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. CHANGES IN ACCOUNTING POLICIES

(a) Financial instruments, equity and comprehensive income

Effective October 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3861, *Financial Instruments – Disclosure and Presentation*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*; and Section 3251, *Equity*, prospectively without restatement of prior periods.

Section 1530 provides guidance on the reporting and presentation of comprehensive income. Comprehensive income is the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those from investments by owners and distributions to owners. Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income calculated in accordance with GAAP. Subsequent to the adoption of this new standard, the Company recorded unrealized gains and losses on the translation of self sustaining foreign operations in other comprehensive income.

Under Section 3855, financial assets and liabilities are classified as either held for trading, available for sale, loans and receivables, investments held to maturity, and other financial liabilities. Financial assets classified as held for trading and available for sale are measured on the balance sheet at fair value. Subsequent change in the fair value of held for trading financial assets is recognized into net income immediately. Changes in the fair value of financial assets available for sale are recorded in comprehensive income until the investment is derecognized or impaired at which time amounts would be recorded to net income. Loans and receivables, investments held to maturity and other financial liabilities are measured on the balance sheet at amortized cost. All derivative instruments of the Company, including those embedded in other financial instruments, are recorded at fair value and classified as held for trading.

On adopting Section 3855 and 3861, the Company classified its financial assets and liabilities of cash, accounts and holdback receivable, accounts payable and accrued liabilities, customer deposits and loans payable as held for trading financial instruments. Adoption of this new standard did not have an impact on the Company's consolidated financial statements.

Section 3865 replaces and expands prior guidance on hedging relationships by prescribing when and how hedge accounting may be applied. Application of hedge accounting is optional. The Company has not entered into any hedge arrangements during the year. At September 30, 2007 and June 30, 2008, there were no outstanding contracts.

Section 3251 requires separate presentation of changes in equity for the period from net income, other comprehensive income, contributed surplus, share capital and reserves. The adoption of the new standard did not have a material impact on the presentation of equity of the Company.

(b) Accounting changes

Effective October 1 2006, the Company adopted CICA Section 1506, *Accounting Changes*. The new standard allows for voluntary changes in an accounting policy only when the changes result in the financial statements providing reliable and more relevant information, requires a change in accounting policy to be applied retroactively unless impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. It includes the disclosure, on an interim and annual basis, of a description and impact on the Company's financial results of any new primary

source of GAAP that has been issued but is not yet effective. The adoption of the new standard did not have an impact on the Company's financial position or on the results of its operations.

(c) Recent accounting pronouncements

In December, 2006, the CICA issued Handbook Section 1535, *Capital Disclosures*. The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard is not expected to have a material effect on the Company's consolidated financial statements or on its results of operations.

In December 2006, the CICA issued Handbook Sections 3862, *Financial Instruments – Disclosures*, and 3863, *Financial Instruments – Presentation*, which will replace Section 3861, *Financial Instruments – Disclosure and Presentation*. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements and are effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard has not had a material effect on the Company's consolidated financial statements.

In March 2007, the CICA issued Handbook Section 3031, *Inventories*, which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards ("IFRS") by the end of 2011. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2007 as set out in the Company's Annual Report.

4. LOANS & NOTES PAYABLE

	2008	2007
	$	$
Loan Payable, non interest bearing	9,695	9,695
4% Notes Payable	9,694	9,694
	19,389	19,389

The loans & notes are due and payable.

5. CHANGE IN NON-CASH WORKING CAPITAL

	THIRD QUARTER		NINE MONTHS	
	2008	2007	**2008**	2007
Accounts receivable	**380,646**	128,930	**66,502**	695,123
Holdback receivable	**555,278**	-	**555,278**	-
Inventory	**(61,045)**	41,889	**(63,496)**	1,917
Prepaids	**748**	9,960	**(4,453)**	4,550
Accounts payable	**(204,052)**	14,521	**(52,715)**	(14,923)
Customer deposits	**(2,234)**	(4,116)	**9,419**	2,401
Change in non-cash working capital	**669,721**	191,184	**510,535**	689,068

6. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

7. LEGAL MATTERS

The Company has received notice of a legal suit by Satellite Tracking of People Inc which it is named as a defendant. The suit claims the company breached a non-compete agreement signed with STOP in 2005. Management believes the suit to be incorrect and is defending against the suit and claiming an indemnity for any costs in relation to it which exceed $25,000. The indemnity is claimed from a company which assumed the 2005 STOP contract when it purchased the Company's electronic monitoring business in 2006.

8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, accounts receivable, holdback receivable, accounts payable and accrued liabilities, deferred revenue and loans payable.

The Company has classified cash as held for trading measured at fair value with any gains or losses identified during periodical evaluations recorded in net income. The carrying value of these financial assets approximates their fair value due to the relatively short period to maturity.

Accounts and holdback receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities, deferred revenue and loans payable are classified as other financial liabilities and measured at amortized cost. The carrying value of these other financial liabilities approximates fair value due to the relatively short period to maturity.

(a) Financial Risk Management

The Company's activities expose it to a variety of financial risks including market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. Management reviews these risks on an ongoing basis to ensure that the risks are appropriately managed. The Company may use foreign exchange forward contracts to manage exposure to fluctuations in foreign exchange from time to time. The Company does not have a practice of trading derivatives and has none outstanding at June 30, 2008.

(b) Interest Rate Risk

The Company's objective in managing interest rate risk is to monitor expected volatility in interest rates while also minimizing financing expense levels. Interest rate risk mainly arises from fluctuations of interest rates and the impact on the return earned on cash and the expense on floating rate debt. On an ongoing basis, management monitors changes in short term rates and considers long term forecasts to assess potential cash flow impacts to the Company. The Company does not currently hold any financial instruments to mitigate its interest risk. Cash earns interest based on market interest rates and there is no floating rate debt outstanding.

(c) Foreign Exchange Risk
The Company operates on an international basis and is subject to foreign exchange risk exposures arising from transactions denominated in a foreign currency. The Company's objective is to minimize the impact of the volatility related to financial assets and liabilities denominated in a foreign currency where possible through effective cash flow management. Foreign currency exchange risk is limited to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. On an ongoing basis, management monitors changes in foreign currency exchange rates as well as considering long term forecasts to assess the potential cash flow impact to the Company. The Company has elected not to actively manage the foreign exchange exposures at this time.

(d) Credit Risk
Credit Risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and accounts receivable. The Company manages the credit risk associated with its cash by holding its funds with reputable financial institutions and investing in only highly rated securities that are traded on active markets and are capable of prompt liquidation. Credit risk for accounts and holdback receivables are managed through established credit monitoring activities. The Company also mitigates its credit risk on trade accounts receivable by obtaining a cash deposit from certain customers.

The Company has a concentration of customers in government agencies and law enforcement. Losses under trade accounts receivable have been historically insignificant. The credit worthiness of new customers is subject to review by management and that of existing customers is monitored.

The Company reviews its trade receivable accounts regularly and amounts are written down to their expected realizable value when the account is determined not to be fully collectible. The bad debt expense is charged to net income in the period that the account is determined to be doubtful. The Company does not currently have an allowance for doubtful accounts.

(e) Liquidity Risk
The Company's objective related to liquidity risk is to effectively manage cash flows to minimize the exposure that the Company will not be able to meet its obligations associated with financial liabilities. On an ongoing basis, Management manages liquidity risk by maintaining adequate cash balances. Management believes that forecasted cash flows from operating activities will provide sufficient cash requirements to cover the Company's forecasted normal operating and budgeted capital expenditures.

9. CAPITAL RISK MANAGEMENT

Management's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements and preserve financial flexibility in order to benefit from potential opportunities that may arise.

Management Discussion & Analysis
as at August 22, 2008

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in the 2007 Annual Report filed on SEDAR.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management in the 2007 Annual Report. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional information relating to the Company is filed on SEDAR at www.sedar.com

The attached financial statements have not been reviewed by the Company's auditors.

General Overview
Strategic Technologies Inc. changed its name to Wireless2 Technologies Inc. in October, 2006. Wireless2 Technologies Inc. ("Wireless2") is incorporated under the laws of British Columbia with its corporate head office located in Surrey, British Columbia. Wireless2's wholly owned subsidiary, Tactical Technologies Inc. ("Tactical"), has manufacturing facilities in Holmes, Pennsylvania.

The Company's core business is the manufacture and sale of sophisticated surveillance equipment to the Law Enforcement Community. Since 2006, the Company only operates in one segment, Law Enforcement, being the manufacture and sale of wireless radio frequency identification equipment.

The consolidated financial statements include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiaries, Tactical Technologies, Inc. and Strategic Monitoring Services, Inc. (inactive). All significant inter-company transactions and balances have been eliminated on consolidation.

Revenues include the gross amount billed to customers for sales of products and related services plus interest earned on cash balances. Cost of sales includes direct expenses related to the manufacture of products sold.

Results of Operations
The consolidated financial statements for the third quarter and nine months ended June 30, 2008 include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies Inc. The Company derives the majority of its revenues in United States dollars.

Consolidated revenues for the third quarter ended June 30, 2008 were $701,244 ($2,372,310 for the nine months) compared to $713,431 ($2,391,957 for the nine months) for the same period last year. Total gross profit for the third quarter was 37% (40% for the nine months) of revenues compared to 38% (40% for the nine months) in the prior year. The change in gross profit percentage is attributable to the changes in sales volumes against which overheads may be absorbed and the product mix of sales.

Expenses decreased $75,628 or 20% ($110,115 or 10% for the nine months) to $296,984 ($950,364 for the nine months) from $372,612 ($1,060,479 for the nine months) in 2007. Selling expenses decreased $29,241 ($70,130 for the nine months) mainly the result of a reduction in personnel. General and administration increased $16,013 ($38,235 for the nine months) which is attributable to increased professional fees. Research and development expense decreased $21,382 ($40,783 for the nine months) reflecting a reduction in personnel as compared to 2007. The foreign exchange loss decreased $36,292 ($7,837 for the nine months) as compared to the 2007 period.

The net loss from continuing operations for the third quarter was $45,218 and $0.00 per share (a loss of $17,070 for the nine months and $0.00 per share. This compares to a net loss from continuing operations of $98,933 and $0.01 per share ($99,341 and $0.01 per share for the nine months) in 2007. In addition, the Company had income from discontinued operations of $108,294 and $0.00 per share

(108,294 and $0.00 per share for the nine months) compared to a loss of $9,917 and $0.00 per share ($9,917 and $0.00 per share for the nine months) in 2007.

Loss from Discontinued Operations
In September, 2006, the Company sold its Corrections Division, including subsidiary, On Guard Plus Limited (See September 30, 2007 Annual Report). Accordingly, the operating results of the Division have been classified as a discontinued operation and comparative figures restated.

Quarterly Results (Unaudited)	3rd Qtr 2008 $	2nd Qtr 2008 $	1st Qtr 2008 $	4th Qtr 2007 $
Revenues from continuing operations	701,244	898,482	772,584	947,986
Income (loss) before discontinued operations	(45,218)	37,539	(9,391)	(114,322)
Income (loss) from discontinued operations	108,294	-	-	(28,959)
Net income (loss)	63,076	37,539	(9,391)	(143,281)
Net income (loss) per share – Basic and diluted	0.00	0.00	(0.00)	(0.01)

Quarterly Results (Unaudited)	3rd Qtr 2007 $	2nd Qtr 2007 $	1st Qtr 2007 $	4th Qtr 2006 $
Revenues from continuing Operations	716,431	989,453	689,074	681,816
Income (loss) before discontinued operations	(99,341)	45,236	(45,643)	2,301,305
Income (loss) from discontinued operations	(9,917)	-	-	253,271
Net income (loss)	(108,850)	45,236	(45,643)	2,554,576
Net income (loss) per share – Basic and diluted	(0.01)	(0.00)	(0.00)	0.14

The fluctuation in revenues is attributable to the changes in the level of purchasing under major government agencies purchase orders. The fourth quarter of fiscal 2006 reflects the net effect of the sale of assets. A significant proportion of the Company's revenues and expenses are generated in US dollars. Revenues and expenses for 2006 and 2007 were reduced as the average exchange rate fell from 1.22 in 2005 to 1.14 in 2006 and 1.14 in 2007. The exchange rate for the first three quarters of 2008 averaged 1.00.

Liquidity
Working capital at June 30, 2008 was $2,655,334, an increase of $114,861 from September 30, 2007.

In the third quarter, operating activities generated cash of $630,721 ($525,688 for the nine months) compared to $43,293 ($574,002 for the nine months) in 2007. Discontinued operations generated cash of $108,294 ($108,294 for the nine months) compared to using cash of $9,917 ($9,917 for the nine months). The cash generated reflects the collection of the holdback receivable of $555,278 and the settlement of an outstanding tax matter which generated $108,294. Investments in new equipment and assets used cash of $8,586 compared to $10,095 in 2007. The Company repaid loans payable of $109,671 in the nine months in the prior year.

Capital Resources

At June 30, 2008, the Company had working capital of $2,655,344 as compared to $2,540,473 at September 30, 2007. The Company has no long term debt and had 18,789,892 common shares issued and outstanding at June 30, 2008.

The Company had no commitments for material capital expenditures as of June 30, 2008.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated. The Company has no investments in asset backed commercial paper or derivates.

The Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

		Payments Due by Period			
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4 – 5 Years**	**After 5 years**
Operating Leases	643,105	63,300	132,361	140,423	307,021
Loans Payable	19,389*	$19,389	-	-	-
Total Contractual Obligations	$662,494	$19,389	132,361	140,423	307,021
*Not including interest payments					

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements in place.

Transactions with Related Parties

Management fees of $58,500 (2007 - $56,625) were charged by companies controlled by individuals who are officers or directors of the Company.

Critical Accounting Estimates

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and goodwill are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 3 to the consolidated financial statements.

Looking forward

Wireless2 has been looking at business opportunities during 2007 and the first three quarters of fiscal 2008 and will continue to search for technologies which will provide growth opportunities and shareholder value. At present, Tactical continues to be successful in its field and generates approximately $3.0 million in revenues annually. Tactical moved to a larger facility in the second quarter of 2007. Tactical had a backlog of approximately $550,000 at June 30, 2008 which compares favorably with prior periods.

Tactical has received orders with US government agencies totaling approximately $760,000 in its third quarter and will be delivering them throughout the balance of the year. Tactical expects to achieve positive net earnings for fiscal 2008.

Risk Management

Business risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign exchange risks and inflation

The Company generates the majority of its revenues in U.S. dollars. It records foreign currency denominated working capital items (generally cash, accounts receivable and certain accounts payable) in the financial statements in Canadian dollars based on spot rates for the currency at the end of the reporting period. To date, the Company has not engaged in any currency hedging to minimize the effects of foreign exchange gains or losses. Exchange rate fluctuations are partially offset by a natural hedge in that some of the expenses it incurs and its law enforcement division are denominated in U.S. currencies.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on it.

Changes in accounting policies including initial adoption

The Company adopted certain new accounting policies beginning January 1, 2007 as required by GAAP. A summary of the newly adopted accounting policies is included herein.

Financial instruments, equity and comprehensive income

Effective October 1, 2006, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3251, Equity, prospectively without restatement of prior periods.

Section 1530 provides guidance on the reporting and presentation of comprehensive income. Comprehensive income is the change in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those from investments by owners and distributions to owners. Other comprehensive income comprises revenues, expenses, gains and losses that are recognized in comprehensive income, but are excluded from net income calculated in accordance with GAAP. Subsequent to the adoption of this new standard, the Company recorded unrealized gains and losses on the translation of self sustaining foreign operations in other comprehensive income.

Under Section 3855, financial assets and liabilities are classified as either held for trading, available for sale, loans and receivables, investments held to maturity and other financial liabilities. Financial assets classified as held for trading and available for sale are measured on the balance sheet at fair value. Subsequent change in the fair value of held for trading financial assets is recognized into net income immediately. Changes in the fair value of financial assets available for sale are recorded in comprehensive income until the investment is derecognized or impaired at which time amounts would be recorded to net income. Loans and receivables, investments held to maturity and other financial liabilities are measured on the balance sheet at amortized cost. On adopting Section 3855 and 3861, the Company classified its financial assets and liabilities of cash, accounts and holdback receivable, accounts payable and accrued liabilities, customer deposits and loans payable as held for trading financial instruments. Adoption of this new standard did not have an impact on the Company's consolidated financial statements.

Section 3865 replaces and expands prior guidance on hedging relationships by prescribing when and how hedge accounting may be applied. Application of hedge accounting is optional. The Company has

not entered into any hedge arrangements during the year. At September 30, 2007 and June 30, 2008 there were no outstanding contracts.

Section 3251 requires separate presentation of changes in equity for the period from net income, other comprehensive income, contributed surplus, share capital and reserves. The adoption of the new standard did not have a material impact on the presentation of equity of the Company.

Accounting changes
Effective October 1, 2006, the Company adopted CICA Section 1506, Accounting Changes. The new standard allows for voluntary changes in an accounting policy only when the changes result in the financial statements providing reliable and more relevant information, requires a change in accounting policy to be applied retroactively unless impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. It includes the disclosure, on an interim and annual basis, of a description and impact on the Company's financial results of any new primary source of GAAP that has been issued but is not yet effective. The adoption of the new standard did not have an impact on the Company's financial position or on the results of its operations.

Recent accounting pronouncements
In October, 2006, the CICA issued Section 1535, Capital Disclosures.
The new standard requires disclosure of qualitative and quantitative information that enables users of financial statements to evaluate the Company's objectives, policies and processes for managing capital. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2007. This new standard has not had a material effect on the Company's consolidated financial statements or on its results of operations.

The CICA also issued Section 3862, Financial Instruments – Disclosure and 3863, Financial Instruments – Presentation in October 2006. These sections will effectively replace existing Section 3861, Financial Instruments – Disclosure and Presentation effective for the Company's interim and annual reporting periods beginning October 1, 2007. Section 3862 requires disclosure by class of financial instruments that enable users to evaluate the significance of financial instruments for the Company's financing position and performance. Disclosures are also required of qualitative and quantitative information that enables users of financial statements to evaluate the nature and extent of the Company's exposure to the risks arising from financial instruments, specifically credit risks, liquidity risks and market risks. Quantitative disclosures must also include a sensitivity analysis for each type of market risk the Company is exposed to and how net income and other comprehensive income would be affected. The Company does not expect the new standard will have a material impact on its consolidated financial position or on its results of operations. Section 3863 carries forward the presentation requirements of 3861 already adopted by the Company. The new standard has not had a material impact on the consolidated financial position or the results of operations of the Company.

In March 2007, the CICA issued Handbook Section 3031, *Inventories,* which has replaced Section 3030 with the same title. The new Section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost. These recommendations are effective for the Company's interim and annual reporting periods beginning October 1, 2008. The Company is currently evaluating the impact of this new standard on the consolidated financial statements.

Disclosure Controls and Procedures
The Chief executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the Company's disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance that material information about the Company and its subsidiaries would have been known to them and regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The CEO and CFO have evaluated and concluded that the Company's disclosure controls and procedures are adequately designed and effective for providing reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, would have been known to them as of the fiscal year ended September 30, 2007.

As well, as of the end of the fiscal year ended September 30, 2007, the CEO and CFO have evaluated and concluded that the Company's internal controls over financial reporting have been adequately to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. However, control systems, no matter how well designed and operated, have inherent limitations; therefore, those systems, although determined to be adequately designed, can provide only reasonable assurance that the objectives of the system are met.

During the fiscal year ended September 30, 2007 and the nine months ended June 30, 2008, there was no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

"Doug H. Blakeway" "Ian M. Brown"

President & Chief Executive Officer Chief Financial Officer
August 22, 2008 August 22, 2008

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
WIRELESS2 Technologies Inc.
Director, Chairman & Chief Executive Officer
TACTICAL Technologies Inc.

Ian M. Brown
Director, Vice President, Secretary & Chief Financial Officer
WIRELESS2 Technologies Inc.

Richard B. Snyder
President
TACTICAL Technologies Inc.

Bernhard J. Zinkhofer*
Director
WIRELESS2 Technologies Inc.

Kenneth R. Tolmie*

Director, Audit Committee Chairman
WIRELESS2 Technologies Inc.

*Denotes member of Audit Committee

Corporate Information

WIRELESS2 Technologies Inc. (Canada)
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5

eMail: wire2tec@gmail.com

Stock Exchange Listing
TSX Venture Exchange Symbol – **WIT**
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages Symbol - **SGTKF**

Wholly-owned subsidiaries
TACTICAL Technologies Inc. (United States)

Strategic Monitoring Services, Inc. (inactive)

Legal Counsel and Records Office
Lang Michener
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Auditors: **Deloitte & Touche LLP**

Bankers: **Toronto Dominion Bank**

Common Shares Authorized: Unlimited

Common Shares Issued: 18,758,642
(at August 22, 2008)

END